Todd J. Emmerman todd.emmerman@kattenlaw.com 212.940.8873 direct 212.894.5873 fax

August 4, 2008

Via Edgar Transmission

United States Security and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, D.C. 20549-7010

Re:  Request to Change Form Type

Dear Sir/Madam:

On behalf of our client, Hyde Park Acquisition Corp. (“Hyde Park”), we are requesting a form type change with respect to the filing of a Preliminary Proxy Statement on Schedule 14A (“Proxy Statement”) on May 12, 2008 (Accession Number 0001144204-08-027445). We are requesting such a change in response to an email received by Hyde Park from the SEC stating that the Proxy Statement was filed as a PRE 14A and as such fees associated with the filing cannot be collected until a request to change the form type is sent.

Accordingly, we respectfully request that the form of the Proxy Statement be changed to PREM14A. Please call me with any questions regarding this request at (212) 940-8873.

Very truly yours,

/s/ Todd J. Emmerman
Todd J. Emmerman